Exhibit 99.1

Consolidated financial statements of

Western Wind Energy Corp.

December 31, 2010 and 2009 (Restated)

Western Wind Energy Corp.
December 31, 2010 and 2009 (Restated)

Table of contents

Report of Independent Registered Chartered Accountants	1-2

Consolidated balance sheets	3

Consolidated statements of operations	4

Consolidated statements of cash flows	5

Consolidated statements of shareholders’ equity and comprehensive income (loss)	6

Notes to the consolidated financial statements	7-41

Deloitte & Touche LLP
2800 – 1055 Dunsmuir Street
4 Bentall Centre
P.O. Box 49279
Vancouver BC V7X 1P4
Canada

Tel: 604-669-4466
Fax: 604-685-0395
www.deloitte.ca

Report of Independent Registered Chartered Accountants

To the Board of Directors and Shareholders of
Western Wind Energy Corp.

We have audited the accompanying consolidated financial statements of Western Wind Energy Corp. (the “Company”), which comprise the consolidated balance sheets as at December 31, 2010 and December 31, 2009, and the consolidated statements of income, changes in shareholders' equity, comprehensive income (loss) and cash flows for the years then ended, and notes to the consolidated financial statements.

Management's responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Western Wind Energy Corp. as at December 31, 2010 and December 31, 2009 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Emphasis of matter

As discussed in Note 24 (c) to the consolidated financial statements, the Reconciliation of Canadian and United States generally accepted accounting principles has been restated to reflect the changes in classification and fair value of the Company’s equity instruments as a result of its change in functional currency.

(Signed) Deloitte & Touche LLP

Independent Registered Charted Accountants
April 9, 2011 (except as to Note 24 which is as of May 30, 2011)
Vancouver, Canada

Western Wind Energy Corp.
Consolidated balance sheets
As at December 31, 2010 and 2009
(Expressed in Canadian dollars)

	2010	2009
	$	$
Assets
Current assets
Cash	1,120,373	1,882,152
Accounts receivable (net of allowance for doubtful accounts)	213,661	253,853
Refundable tax credits	235,084	89,479
Income taxes refundable	-	195,897
Prepaid expenses and deposits	1,395,019	489,034
	2,964,137	2,910,415

Restricted cash (Note 3)	127,242,570	106,114
Deposits (Note 4)	82,386,570	446,288
Power project development and construction costs (Note 5)	11,722,377	2,788,617
Property and equipment (Note 6)	17,662,228	18,856,144
Goodwill and other intangible assets (Note 7)	3,904,510	4,094,502
Future income tax assets (Note 12)	8,566,300	-
	254,448,692	29,202,080

Liabilities
Current liabilities
Accounts payable and accrued liabilities
Continuing operations	8,791,979	636,169
Discontinued operations (Note 8)	260,308	272,063
Accrued interest liabilities	1,066,616	5,879
Loans payable, current portion (Note 9)	14,873,524	144,490
	24,992,427	1,058,601

Loans payable (Note 9)	193,299,700	184,606
Interest rate swap contract (Note 10)	476,570	-
Asset retirement obligation (Note 11)	79,121	75,575
Future income tax liability (Note 12)	-	3,040,136
	218,847,818	4,358,918

Shareholders' equity
Share capital (Note 13)
Common shares
Authorized
Unlimited shares without par value
Issued and outstanding
55,261,986 (2009 - 47,542,397)	54,568,612	47,319,717
Contributed surplus	12,074,781	6,714,588
Warrants (Note 14)	4,476,768	5,888,719
	71,120,161	59,923,024

Accumulated other comprehensive loss	(3,516,761)	(1,047,458)
Accumulated deficit	(32,002,526)	(34,032,404)
	(35,519,287)	(35,079,862)
	35,600,874	24,843,162
	254,448,692	29,202,080

Commitments (Note 16)
Contingencies (Note 17)

Approved by the Directors

(Signed) Jeff Ciachurski	(Signed) John Wardlow
Jeff Ciachurski, Director	John Wardlow, Director

See accompanying notes to the consolidated financial statements.	Page 3

Western Wind Energy Corp.
Consolidated statements of operations
Years ended December 31, 2010, 2009 and 2008
(Expressed in Canadian dollars)

	2010	2009	2008
	$	$	$
Revenue
Energy sales	2,717,417	2,798,496	5,116,652

Expenses
Cost of sales (i)	1,491,476	1,844,024	1,859,104
General and administration (i)	2,928,098	2,776,305	4,176,487
Project development (i)	6,967,725	2,359,835	1,876,589
Amortization	956,270	1,875,384	2,418,012
Asset retirement obligation accretion (Note 11)	7,011	42,297	68,936
Interest and accretion on long-term debt	68,499	44,236	(109,784)
Foreign exchange (gain) loss	(208,268)	39,117	581,819
	12,210,811	8,981,198	10,871,163

Loss before the following	(9,493,394)	(6,182,702)	(5,754,511)
Interest income	16,049	6,673	53,781
Gain on sale of assets	23,344	176,664	-

Loss from continuing operations before income taxes	(9,454,001)	(5,999,365)	(5,700,730)
Income tax recovery (Note 12)	11,483,879	976,203	707,408

Income/(loss) from continuing operations after tax	2,029,878	(5,023,162)	(4,993,322)
Income tax recovery from discontinued operations (Note 8 and 12)	-	-	2,724,047
Net income/(loss)	2,029,878	(5,023,162)	(2,269,275)

Income (loss) per share - basic and diluted (Note 13)
Continuing operations	0.04	(0.12)	(0.15)
Discontinued operations	-	-	0.08
Net income/(loss)	0.04	(0.12)	(0.07)

Weighted average number of common shares outstanding
- basic	50,866,886	42,860,006	32,544,125
- dilutive	53,119,267	-	-

(i)

Included in cost of sales, general and administration and project development costs are amounts related to stock-based compensation totaling $1,152,958 (2009 - $1,226,595; 2008 - $1,475,093) (Note 13 (h)).

See accompanying notes to the consolidated financial statements.	Page 4

Western Wind Energy Corp.
Consolidated statements of cash flows
Years ended December 31, 2010, 2009 and 2008
(Expressed in Canadian dollars)

	2010	2009	2008
	$	$	$
Operating activities
Net income (loss) from continuing operations	2,029,878	(5,023,162)	(4,993,322)
Items not involving cash
Accretion on long-term debt	-	-	13,720
Amortization	956,270	1,875,384	2,418,012
Asset retirement obligation accretion	7,011	42,297	68,936
Future income taxes recovery	(11,483,879)	(781,872)	(711,252)
Stock-based compensation expense	1,152,958	1,226,595	1,475,093
Unrealized foreign exchange (gain) loss	(25,290)	(138,881)	272,949
Gain on sale of assets	(23,344)	(176,664)	-
	(7,386,396)	(2,976,303)	(1,455,864)
Change in working capital
Accounts payable and accrued liabilities	8,185,978	(187,561)	(344,197)
Accounts receivable	27,832	246,638	(137,558)
Accrued interest liabilities	-	(46,794)	(2,172,646)
Income taxes refundable	195,897	(5,040)	-
Prepaid expenses	(924,986)	(210,659)	(30,723)
Refundable tax credits	(145,605)	221,733	(49,467)
	(47,280)	(2,957,986)	(4,190,455)

Investing activities
Restricted cash	(127,136,456)	104,100	982,105
Property and equipment deposits	(82,014,826)	(446,288)	-
Power project development and construction costs	(6,761,543)	(1,723,455)	(565,556)
Discontinued operations (Note 8)	-	-	2,846,235
Purchase of property and equipment	(905,354)	(635,825)	(1,809,402)
	(216,818,179)	(2,701,468)	1,453,382

Financing activities
Shares and warrants issued for cash	6,855,100	6,256,720	17,733,819
Loans payable	209,248,580	(532,485)	(13,628,868)
	216,103,680	5,724,235	4,104,951

Net cash (outflow) inflow	(761,779)	64,781	1,367,878
Cash position, beginning of period	1,882,152	1,817,371	449,493
Cash position, end of period	1,120,373	1,882,152	1,817,371

Supplemental cash flow information
Interest paid in cash	13,084	84,069	2,220,536
Interest income received	2,918	8,676	53,781
Income tax received	198,612	227,109	-

Non-cash financing activities (Note 18)

See accompanying notes to the consolidated financial statements.	Page 5

Western Wind Energy Corp.
Consolidated statements of shareholders' equity and comprehensive income (loss)
Years ended December 31, 2010, 2009 and 2008
(Expressed in Canadian dollars)

							Accumulated
							other	Total
		Common shares	Contributed		Warrants		comprehensive	shareholders'
	Number	Amount	surplus	Number	Amount	Deficit	income (loss)	equity
		$	$		$	$	$	$

Balance at December 31, 2008	36,703,251	40,604,309	4,837,341	5,087,529	5,297,817	(29,009,242)	712,268	22,442,493
Net loss for the period	-	-	-	-	-	(5,023,162)	-	(5,023,162)
Currency translation adjustment of self-sustaining subsidiary	-	-	-	-	-	-	(1,759,726)	(1,759,726)
Comprehensive loss								(6,782,888)

Cash transactions
Recovery of issuance costs	-	98,260	-	-	-	-	-	98,260
Private placement of 7,015,700 shares at $0.65 per unit, net of issuance costs of $731,701 and broker warrants	7,015,700	2,802,576	-	3,507,850	1,025,928	-	-	3,828,504
Broker warrants issued (a)	-	-	-	491,099	247,150	-	-	247,150
Private placement of units	699,955	351,919	-	349,975	103,051	-	-	454,970
Exercise of warrants at $1.00 per share	1,443,000	1,865,028	-	(1,443,000)	(422,029)	-	-	1,442,999
Exercise of warrants at $1.05 per share	38,890	53,747	-	(38,890)	(12,910)	-	-	40,837
Exercise of warrants at $1.20 per share	120,000	189,653	-	(120,000)	(45,653)	-	-	144,000
`	9,317,545	5,361,183	-	2,747,034	895,537	(5,023,162)	-	6,256,720
Non-cash transactions
Issuance of shares and warrants for purchase of land	1,521,601	1,354,225	-	760,801	346,017	-	-	1,700,242
Expiry of warrants	-	-	650,652	(1,328,632)	(650,652)	-	-	-
Stock-based compensation	-	-	1,226,595	-	-	-	-	1,226,595
Balance at December 31, 2009	47,542,397	47,319,717	6,714,588	7,266,732	5,888,719	(34,032,404)	(1,047,458)	24,843,162
Net income for the period	-	-	-	-	-	2,029,878	-	2,029,878
Change in fair value of interest rate swap	-	-	-	-	-	-	(476,570)	(476,570)
Currency translation adjustment of self-sustaining subsidiaries	-	-	-	-	-	-	(1,992,733)	(1,992,733)
Comprehensive loss								(439,425)

Cash transactions
Private placement of 2,593,300 shares at $1.10 per unit, net of issuance costs of $342,532	2,593,300	1,822,624	-	1,296,650	687,474	-	-	2,510,098
Broker warrants issued (b)	-	-	-	181,531	103,381			103,381
Private placement of 2,300,000 shares at $1.00 per unit, net of issuance costs and broker warrants of $170,560	2,300,000	1,538,198	-	1,150,000	591,242	-	-	2,129,440
Broker warrants issued (c)				81,513	59,897			59,897
Exercise of warrants at $0.65 per share	200,000	201,405	-	(200,000)	(71,405)	-	-	130,000
Exercise of warrants at $1.00 per share	1,410,284	1,852,209	-	(1,410,284)	(441,925)	-	-	1,410,284
Exercise of options at $1.23 per share	300,000	621,039	(252,039)	-	-	-	-	369,000
Exercise of options at $1.43 per share	100,000	272,326	(129,326)	-	-	-	-	143,000
	6,903,584	6,307,801	(381,365)	1,099,410	928,664	2,029,878	(3,516,761)	6,855,100
Non-cash transactions
Bonus shares and warrants issued for financing	816,005	941,094	-	3,000,000	2,077,915	-	-	3,019,009
Expiry of warrants	-	-	4,588,600	(3,600,007)	(4,588,600)	-	-	-
Warrants issued	-	-	-	328,752	170,070	-	-	170,070
Stock-based compensation	-	-	1,152,958	-	-	-	-	1,152,958
Balance at December 31, 2010	55,261,986	54,568,612	12,074,781	8,094,887	4,476,768	(32,002,526)	(3,516,761)	35,600,874

(a)

Each broker's warrant may be exercised by the holder to acquire one agent's unit at a price of $0.65 per agent's unit until May 5, 2011. An agent's unit comprises one common share and one-half of one warrant (Note 14).

(b)

Each broker's warrant may be exercised by the holder to acquire one agent's unit at a price of $1.15 per agent's unit until July 19, 2012. An agent's unit comprises one common share and one-half of one warrant (Note 14).

(c)

Each broker's warrant may be exercised by the holder to acquire one agent's unit at a price of $1.00 per agent's unit until November 30, 2012 or December 17, 2012. An agent's unit comprises one common share and one-half of one warrant (Note 14).

See accompanying notes to the consolidated financial statements.	Page 6

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2010 and 2009
(Expressed in Canadian dollars)

1.	Nature of business and continued operations

Western Wind Energy Corp. (the “Company”) is in the business of developing wind and solar energy projects, principally on properties either owned or leased by the Company in California, Arizona and Puerto Rico. The Company holds these wind and solar farm properties in the United States through its wholly-owned subsidiaries, Western Wind Energy US Corporation (formerly known as Verde Resources Corporation) (“Western Wind US”), AERO Energy, LLC (“AERO”), Windstar Holding Company (“Windstar Holding”), Windstar Holding Company II, LLC (“Windstar Holding II”), Windstar Energy LLC (“Windstar Energy”), Kingman Energy Corp. (“Kingman”) and Mesa Wind Power Corporation (“Mesa Wind”). The Company has incorporated wholly-owned subsidiaries, Western Solargenics, Inc. (“Solar”) and Solargenics Ottawa I Inc. (“Ottawa 1”) to develop solar energy projects in Ontario, Canada. An additional wholly-owned subsidiary, Eastern Wind Power Inc. (“EWP”), is currently inactive.

2.	Significant accounting policies

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and include the assets, liabilities and operations of the Company and its wholly owned subsidiaries. All information is stated in Canadian dollars unless otherwise stated and include the following significant accounting policies:

(a)	Principles of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

(b)	Use of estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the amount of revenues and expenses reported during the period. Actual results may differ from those estimates.

Significant areas requiring management estimates in the preparation of these consolidated financial statements include, amongst other things, assessment that the going concern assumption is appropriate, assessment of impairment and amortization of long-lived assets, asset retirement obligation, future income taxes, stock-based compensation and allocation of expenses within the consolidated statements of operations.

(c)	Cash

Cash consists of cash on deposit with banks.

(d)	Accounts receivable

Accounts receivable are recorded at amortized cost less any provisions for uncollectible amounts that are considered necessary. The Company records an allowance for doubtful accounts for any account receivable that management believes is impaired. The Company considers the financial condition of the customers, aging of accounts receivables, the current business environment and historical collection experience when assessing impairment.

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2010 and 2009
(Expressed in Canadian dollars)

2.	Significant accounting policies (continued)

(e)	Restricted cash

Restricted cash includes cash balances held by subsidiaries of the Company for which the use of funds, as required by financing arrangements, is restricted to meet specific project obligations and debt service requirements of those specific subsidiaries. Restricted cash also includes term deposits that are segregated from the Company’s cash balances to secure letters of credit. The funds are disclosed separately since the use of funds is restricted to certain project costs or cannot be accessed until the expiry of the letters of credit.

(f)	Power project development and construction costs

Power project development and construction costs include costs incurred to secure property rights, assess the feasibility of the wind or solar farm sites and construction and finance costs prior to project completion. These costs include costs paid to third parties and financing costs directly related to the project. These costs will be amortized over the expected useful life of the project once the project commences commercial operations. The recoverability of the capitalized costs is dependent on the Company’s ability to complete construction of the project, meet its obligations under various agreements and complete future operations or dispositions. As at December 31, 2010, the Company has not commenced commercial operations for the projects recorded under this caption.

(g)	Property and equipment

Land is recorded at cost plus site investigation, legal and title insurance costs. Other generating facilities include electrical infrastructure, buildings, asset retirement obligation and roads. Meteorological towers include wind equipment used for wind assessments during the development stage and monitoring long term wind speeds.

Depreciable assets are recorded at cost less accumulated amortization. Amortization of these assets is based on the cost of the assets less estimated salvage values and, in the year of acquisition, amortization is based on one-half of the full year amortization for depreciable assets excluding generating facilities.

Amortization is on a straight line basis and the rates are as follows:

Wind turbines and towers	9 to 14 years
Other generating facilities	14 years
Meteorological towers	5 years
Furniture and equipment	5 years
Vehicles	5 years

(h)	Goodwill and other intangible assets

The Company has recorded goodwill and other intangible assets related to the acquisition of the Mesa Wind Farm. The acquisition was accounted for using the purchase method of accounting. Goodwill is tested for impairment at least annually or when events or circumstances change. Goodwill impairment is assessed based on a comparison of the fair value of an individual reporting unit to the underlying carrying value of the reporting unit’s net assets including goodwill. When the carrying amount of the reporting unit exceeds its fair value, the fair value of the reporting unit’s goodwill is compared with its carrying amount to measure the amount of the impairment loss.

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2010 and 2009
(Expressed in Canadian dollars)

2.	Significant accounting policies (continued)

Intangible assets include amounts allocated to power purchase agreements and to the land right-of-way for producing wind and solar farms and are amortized on a straight line basis using the following rates:

Land right-of-way	30.5 years
Power purchase agreement	4 years

(i)	Impairment of long-lived assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment losses are recognized when the carrying amount of a long-lived asset exceeds the sum of the undiscounted future cash flows expected to result from the use of the asset and its eventual disposition. The impairment loss is determined as the amount by which the long-lived assets’ carrying amount exceeds its fair value.

(j)	Asset retirement obligations

The Company recognizes the fair value of liabilities for asset retirement obligations in the period in which a reasonable estimate of such costs can be made. The asset retirement obligation is recorded as a liability with a corresponding increase to the carrying amount of the related long-lived asset. Subsequently, the asset retirement cost is allocated to expenses using a systematic and rational method. The asset retirement obligation is adjusted at least annually to reflect period-to-period changes in the liability resulting from passage of time and revisions to either timing or the amount of the original estimate of the undiscounted cash flow. As at December 31, 2010, the Company had an asset retirement obligation with respect to a land right-of-way that is owned by Mesa Wind.

(k)	Interest rate swap contract

On December 21, 2010, the Company entered into an interest rate swap contract with Keybank to manage its exposure to fluctuations in interest rates on its floating rate credit facility (Note 9d). The interest rate swap contract is a derivative financial instrument designated as a cash flow hedge and changes in its estimated fair value are recognized in accumulated other comprehensive loss (Note 10).

(l)	Income taxes

Income taxes are accounted for under the liability method of accounting for income taxes. Under the liability method, future tax liabilities and assets are recognized for the estimated future tax consequences attributable to unused tax losses and income tax reductions and differences between the amounts reported in the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using substantively enacted income tax rates expected to apply when the asset is realized or the liability settled. The effect of a change in income tax rates on future income tax liabilities and assets is recognized in income in the period that the change occurs. Future income tax assets are recognized to the extent that they are considered more likely than not to be realized.

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2010 and 2009
(Expressed in Canadian dollars)

2.	Significant accounting policies (continued)

(m)	Foreign currency translation

(i)	Change in functional currency

As at December 31, 2010, the Company completed the US dollar financing of its 120 MW Windstar and its 10.5 MW Kingman projects. At such time, the primary economic environment in which the Company and its wholly owned subsidiaries operate changed. As a result of this financing, almost all of its debt as well as all the Company’s revenue will be denominated in United States dollars. The change in functional currency has been accounted for prospectively from December 31, 2010 and prior year financial statements have not been restated for this change. There has been no change in the reporting currency as at December 31, 2010. There has been no change in the amounts reported for 2010, compared to amounts that would have been reported if there had been no change.

(ii)	Integrated foreign operations

To December 31, 2010, the assets and liabilities of integrated foreign operations are translated into Canadian dollars, and translation exchange gains and losses are included in the net loss for the period. From December 31, 2010, the assets and liabilities of the integrated foreign operations will no longer be translated as the integrated foreign operations local currency will be same as the functional and reporting currency, the United States dollar.

(iii)	Self-sustaining foreign operations

To December 31, 2010, the assets and liabilities of foreign operations that are self-sustaining entities are translated into Canadian dollars using the period end exchange rates. From December 31, 2010, the assets and liabilities of those foreign operations that are self-sustaining entities will no longer be translated as the local currency will be the same as the functional currency, the United States dollar. As the parent company’s local currency is the Canadian dollar, the operations of the parent will be translated into United States dollar at the exchange rate in effect at the balance sheet date for all assets and liabilities. Revenues and expenses of the parent company will be translated at the average exchange rates prevailing during the period. Translation exchange gains and losses are recorded as a currency translation adjustment in accumulated other comprehensive loss.

(n)	Revenue recognition

Revenue derived from the sale of energy in the form of electricity is recognized on the accrual basis at the time electricity is delivered at the point of interconnection to the utility and at rates pursuant to the relevant power purchase document.

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2010 and 2009
(Expressed in Canadian dollars)

2.	Significant accounting policies (continued)

(o)	Stock-based compensation

All stock option awards granted to consultants or employees and directors are valued using the fair value method.

The fair value of stock options is determined by the Black-Scholes option pricing model with assumptions for risk free interest rates, dividend yields, volatility factors of the expected market price of the Company’s common shares and an expected life of the options and is expensed over the vesting period. The fair value of direct awards of shares is determined by the quoted market price of the Company’s stock and is recorded as stock-based compensation expense over the vesting period.

(p)	Loss per share

Loss per share is computed using the weighted average number of common shares outstanding during the year. Diluted earnings per share amounts would be calculated giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares using the treasury stock method, if the Company had positive net earnings. The treasury stock method assumes that proceeds received from the exercise of stock options and warrants are used to repurchase common shares at the prevailing market rate. Shares held in escrow and contingently cancellable are included in the computation of basic loss per share.

(q)	Financial instruments

The Company classifies its financial instruments into one of the following categories: held-for-trading (assets and liabilities), available-for-sale (assets), loans and receivables, held-to-maturity (assets) and other financial liabilities. All financial instruments are measured at fair value on initial recognition.

The Company has designated its cash and restricted cash as held-for-trading, which are measured at fair value. Accounts receivable and deposits are classified as loans and receivables, which are measured at amortized cost. Accounts payable, accrued liabilities and loans payable are classified as other financial liabilities, which are measured at amortized cost. Changes in fair value of the interest rate swap contract is discussed in Note 2(k) and Note 10.

(r)	New accounting standards not yet adopted

Basis of accounting

Effective January 1, 2011, the Company will convert their basis used for accounting to US generally accepted accounting principles (“US GAAP”). See note 24 for a reconciliation of information prepared using Canadian GAAP to information as it would appear under US GAAP.

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2010 and 2009
(Expressed in Canadian dollars)

3.	Restricted cash

	2010	2009
	$	$

Restricted term deposits	2,508,432	106,114
Funds from financing arrangements	124,734,138	-
Restricted cash	127,242,570	106,114

The Company has placed US$2,400,000 (2009 - $Nil) to secure a letter of credit totaling US$2,400,000 (2009 - US$Nil) to Southern California Edison (“SCE”) as required by the power purchase agreement (“PPA”) with AERO. The US$2,400,000 will be forfeited as liquidated damages to SCE if initial operation of the Windstar project does not occur by December 31, 2011. $100,000 (2009 - $100,000) plus accrued interest has been placed on deposit to secure corporate credit cards.

On December 9, 2010, the Company entered into a US$204,459,000 Senior Secured Note Purchase Agreement with various institutional lenders (Note 9). On December 15, 2010, pursuant to this agreement US$178,520,000 was drawn from the lenders, US$2,981,795 of cash equity was provided by the Company, and US$56,922,545 was paid for project costs, leaving a balance of US$124,579,250 in a restricted escrow construction account to be used solely for costs related to the Windstar project (Note 9(a)).

4.	Deposits

		December 31, 2010
	Initial	Costs	Remaining
	deposits	incurred	deposits
	$	$	$

RMT	14,335,141	(431,866)	13,903,275
Gamesa	66,584,631	-	66,584,631
Other	1,898,664	-	1,898,664
	82,818,436	(431,866)	82,386,570

In the fourth quarter of 2010, the Company entered into two Engineering, Procurement and Construction Agreements (“EPC’s”) with RMT, Inc. for a total of US$53 million. Pursuant to these agreements, RMT will provide full design, engineering, procurement, construction, and testing for the Windstar and Kingman projects. This would include all engineering, materials, equipment, tools, labor and supervision required to complete those projects. RMT will also perform testing and quality control check on all aspects of the project and supply all other designs, tools, equipment, supplies, parts, consumables and labor required to design and build a fully functioning project (Note 16 (i)).

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2010 and 2009
(Expressed in Canadian dollars)

4.	Deposits (continued)

In December 2010, the Company entered into two Turbine Supply Agreements (“TSA’s”) with Gamesa for 60 wind turbines for the Windstar project and 5 for the Kingman project for a total contract price of US$167 million (Note 16(h)).

		December 31, 2009
	Initial	Costs	Remaining
	deposits	incurred	deposits
	$	$	$

Gamesa	104,610	-	104,610
Other	341,678	-	341,678
	446,288	-	446,288

5.	Power project development and construction costs

	Windstar	Mesa Wind	Kingman	Yabucoa
	120 MW	50 MW	11 MW	30 MW	Total
	$	$	$	$	$

January 1, 2010	2,383,277	313,275	92,065	-	2,788,617
Additions	7,753,105	176,957	950,850	434,649	9,315,561
Foreign exchange	(341,383)	(19,498)	(20,920)	-	(381,801)
December 31, 2010	9,794,999	470,734	1,021,995	434,649	11,722,377

	Windstar	Mesa Wind	Kingman	Yabucoa
	120 MW	50 MW	11 MW	30 MW	Total
	$	$	$	$	$

January 1, 2009	959,781	143,612	-	-	1,103,393
Additions	1,423,496	207,894	92,065	-	1,723,455
Foreign exchange	-	(38,231)	-	-	(38,231)
December 31, 2009	2,383,277	313,275	92,065	-	2,788,617

(a)	Windstar 120 MW project

On March 8, 2005, the Company’s wholly-owned subsidiary, AERO, entered into a formal PPA with SCE for the sale of the available output of up to 120 MW’s of wind power for a period of 20 years from its new wind farm to be located in Tehachapi, California. The PPA required that the facility be completed by December 31, 2009. On December 17, 2009, the Company signed an amendment to the PPA that updated the terms to reflect current market conditions and project status.

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2010 and 2009
(Expressed in Canadian dollars)

5.	Power project development and construction costs (continued)

(a)	Windstar 120 MW project (continued)

On December 9, 2010, the Company entered into a US$204,459,000 Senior Secured Note Purchase Agreement with various institutional lenders and a financing agreement with Rabobank for up to US$55,000,000. The Company also completed transmission, turbine supply, operation and maintenance and balance of plant agreements. Full construction began in December 2010 (Note 9).

The Company has incurred development costs for securing land rights, financing, environmental impacts and wind studies with respect to placement of the wind turbines, engineering and transmission studies related to interconnection, feasibility studies and construction costs prior to project completion.

(b)	Mesa Wind 50 MW redevelopment project

On July 25, 2006, the Company purchased the Mesa Wind project with a view of operating the project until a new right-of-way was negotiated with the Bureau of Land Management (“BLM”) and satisfactory development work was completed so that the site could be redeveloped to 50 MW’s.

On September 21, 2009, the BLM approved the Company’s plan of development, granted a 24 year lease extension to September 22, 2037, approved the US Fish and Wildlife Service biological opinion and issued a favorable Record of Decision.

The Company has incurred initial development costs on this project for environmental impacts and wind studies with respect to placement of the wind turbines, title insurance and preliminary engineering and transmission studies related to interconnection.

(c)	Kingman 10.5 MW project

On October 16, 2009 the Company signed a power purchase agreement with UNS Electric, Inc, for a new fully integrated combined wind and solar (photo voltaic “PV”) energy project.

On December 20, 2010, the Company entered into a US$20,200,000 credit agreement with Keybank National Association (“Keybank”). The Company also completed transmission, turbine supply, operation and maintenance and balance of plant agreements. Full construction began in December 2010 (Note 9).

The Company has incurred development costs on this project for financing, environmental impacts and wind studies with respect to placement of the wind turbines, engineering and transmission studies related to interconnection, feasibility studies and construction costs prior to project completion.

(d)	Yabucoa 30 MW project

On August 17, 2010, the Company entered into a lease agreement to secure 400 acres of land for a 30 MW solar project.

In February 2011, the Company signed a 30 MW solar photovoltaic power purchase agreement with Puerto Rico Electric Power Authority (Note 22).

The Company has incurred development costs on this project for financing, environmental impacts studies, engineering and transmission studies related to interconnection and feasibility studies.

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2010 and 2009
(Expressed in Canadian dollars)

6.	Property and equipment

		December 31, 2010
		Accumulated	Net book
	Cost	amortization	value
	$	$	$

Land	9,653,258	-	9,653,258
Wind turbines and towers	12,598,010	(5,956,589)	6,641,421
Other generating facilities	2,407,465	(1,352,768)	1,054,697
Meteorological towers	348,043	(246,010)	102,033
Furniture and equipment	169,285	(110,971)	58,314
Assets under capital leases (Note 9 (f))	412,474	(259,969)	152,505
	25,588,535	(7,926,307)	17,662,228

		December 31, 2009
		Accumulated	Net book
	Cost	amortization	value
	$	$	$

Land	9,565,862	-	9,565,862
Wind turbines and towers	13,146,737	(5,457,575)	7,689,162
Other generating facilities	2,516,185	(1,372,576)	1,143,609
Meteorological towers	348,043	(206,185)	141,858
Furniture and equipment	162,941	(82,287)	80,654
Assets under capital leases (Note 9 (f))	412,474	(177,475)	234,999
	26,152,242	(7,296,098)	18,856,144

The unrealized foreign exchange translation loss in property and equipment for the year ended December 31, 2010 was $1,523,571 (2009 - $1,689,630). Total amortization for the year ended December 31, 2010 was $941,445 (2009 - $1,824,197).

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2010 and 2009
(Expressed in Canadian dollars)

7.	Goodwill and other intangible assets

		December 31, 2010
		Accumulated	Net book
	Cost	amortization	value
	$	$	$

Goodwill	3,698,323	-	3,698,323
Power purchase agreement	64,650	(51,168)	13,482
Land right-of-way	369,160	(176,455)	192,705
	4,132,133	(227,623)	3,904,510

		December 31, 2009
		Accumulated	Net book
	Cost	amortization	value
	$	$	$

Goodwill	3,865,336	-	3,865,336
Power purchase agreement	66,006	(45,777)	20,229
Land right-of-way	385,831	(176,894)	208,937
	4,317,173	(222,671)	4,094,502

The foreign exchange translation loss on goodwill and other intangible assets for the year ended December 31, 2010 was $175,853 (2009 - $692,040). Total amortization for the year ended December 31, 2010 was $14,825 (2009 - $51,187).

8.	Discontinued operations

Income (loss) from discontinued operations is comprised of the following:

	2010	2009	2008
	$	$	$

Grand Manan 20 MW project	-	-	(122,188)
Steel Park 15 MW project	-	-	2,846,235
	-	-	2,724,047

(a)	Grand Manan 20 MW project, terminated in 2006

	2010	2009	2008

	$	$	$
Income/(loss) for the period	-	-	(122,188)

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2010 and 2009
(Expressed in Canadian dollars)

8.	Discontinued operations (continued)

(b)	Steel Park 15 MW project, terminated in 2006

The results of operations for the last three fiscal periods are as follows:

	2010	2009	2008
	$	$	$
Income/(loss) for the year	-	-	2,846,235

On September 28, 2007, the Company entered a settlement agreement with Pacific Hydro that provided for settlement of the lawsuits and the termination of the business relationship between the parties. Pursuant to the settlement agreement and a subsequent amendment:

(i)

the common shares of Mesa Wind and the resignations of Mesa Wind’s officers and directors were placed in escrow (“Mesa Deposit”) until the earlier of the repayment of the US$13,400,000 Mesa Wind acquisition loan and accrued interest (the “Mesa Loan”) by April 28, 2008, extended by amendment to June 24, 2008 (the “Repayment Date”). The loan was repaid on June 23, 2008 and accordingly the common shares of Mesa Wind were returned to the Company; and

(ii)

The Mesa loan was repaid on June 23, 2008, which triggered a reduction of interest of $826,441 charged by Pacific Hydro from LIBOR plus 6% to LIBOR plus 2.25% from January 1, 2007 to the date that the Mesa Loan was repaid; and a reduction of the loan principal by US$3,000,000 which was netted to US$2,900,000 after taking into account an extension fee of US$100,000. The net reduction was recorded as income from discontinued operations as it was for compensation for the Steel Park asset allocation on the discontinuation of that project.

The Company has segregated its assets and liabilities related to discontinued operations. The assets and liabilities related to the discontinued operations are as follows:

	2010	2009
	Steel Park	Steel Park
	15 MW	15 MW
	$	$

Accounts payables	260,308	272,063

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2010 and 2009
(Expressed in Canadian dollars)

9.	Loans payable

	2010	2009
	$	$

Windstar Senior secured notes (a)	172,320,874	-
Windstar bridge financing (b)	18,681,587	-
Corporate bridge financing ( c)	12,760,110	-
Kingman credit agreement (d)	4,298,751	-
Windstar mortgages (e)	-	163,706
Crane financing contract (f)	111,902	165,390
	208,173,224	329,096
Less: Current portion	14,873,524	144,490
	193,299,700	184,606

(a)	Windstar senior secured notes

The Company entered into a US$204,459,000 Senior Secured Note Purchase Agreement (“Note purchase agreement”) with various institutional lenders to finance the Windstar project. The notes are issued under either Series A, Series B, Series C or Series D notes depending on certain project milestones. As of December 31, 2010, Series A and Series B notes were issued for a total of US$178,520,000 funds to the Company. Interest on both Series A and Series B notes are paid at an annual rate of 7.249%. Interest is due monthly. A commitment fee of 1.25% per annum is also charged on the Series C notes that have not been utilized. On term conversion date, or the date at which certain conditions have been met, including substantial project construction completion, all Series A, B and C notes are exchanged for Series D notes. The maturity date of these Series D notes is 20 years from the conversion date. Repayment of the notes begins on term conversion date. $6,699,207 in finance fees (including warrants valued at $652,728) directly related to the financing has been netted against the loan and will be amortized over the estimated period of construction. As at December 31, 2010, $293,664 of the finance fees has been amortized and capitalized under construction in progress.

The funds from the notes are solely for project costs related to the Windstar project and are held in a restricted escrow construction account (Note 3). On a monthly basis, the Company applies for the funds to be released from the escrow account to pay for specified construction costs.

The notes are secured by a first lien on all the project assets including restricted cash amounts.

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2010 and 2009
(Expressed in Canadian dollars)

9.	Loans payable (continued)

(b)	Windstar bridge financing

The Company signed a financing agreement with Rabobank to finance the Windstar project for up to US$55,000,000 in the form of a letter of credit (“LC”). Interest on amounts drawn from the LC is based on LIBOR plus the applicable margin. An LC fee is also charged on the undrawn portion of the LC. Interest and the LC fee are due monthly. The loan matures on the date upon which Windstar receives the US Department of Energy cash grant described below but no later than July 31, 2012. As at December 31, 2010, Rabobank had funded US$25,000,000. $6,679,318 in finance fees (including warrants valued at $2,077,915) directly related to the financing has been netted against the loan and will be amortized over the estimated period of construction. Pursuant to this agreement the Company will pay a construction loan commitment fee of 0.625% per annum on the daily average unutilized construction loan commitment. The fee is due quarterly. As at December 31, 2010, $292,792 of the finance fees has been amortized and capitalized under construction in progress.

The proceeds of the letter of credit are to be used to pay specified project costs incurred by Windstar Energy.

The borrowers have the option to make prepayments at any time. Mandatory prepayments are made when Windstar receives any amounts related to the cash grant; and any distributions to which Windstar Energy and borrowers are entitled under the Note Purchase Agreement and Intercreditor Agreement. No amounts repaid can be re-borrowed.

The loan is secured by a first lien on the cash grant proceeds and Windstar Holding’s equity interest in Windstar Energy and a second lien on all the assets of Windstar Energy. The cash grant is a US Federal Government program to encourage renewable energy development through a 30% cash grant paid by the US Department of Energy and is part of the American Recovery and Reinvestment Act of 2009.

(c)	Corporate bridge financing

On January 15, 2010, the company entered into two corporate loan agreements with two institutional investors for a total of US$2,500,000. The loans bear interest at 10% per annum, compounded monthly. The loans are due on January 15, 2011. The loans are secured by the Company’s property. $814,722 in finance fees (including bonus shares and finders warrants valued at $625,000 and $105,000, respectively) directly related to the bridge financing has been netted against the loan and will be amortized over the life of the loan. As at December 31, 2010, $781,240 of the finance fees has been amortized and capitalized under construction in progress. In January 2011, the loans were amended to reflect a new due date of January 15, 2012 (Note 22).

On June 30, 2010, the Company entered into a corporate loan agreement with an institutional investor for a total of US$2,000,000. The loan bears interest at 10% per annum, compounded monthly. The loan is due on June 30, 2011. The loan is secured by the Company’s property. $669,609 in finance fees (including bonus shares and finders warrants valued at $500,000 and $94,000, respectively) directly related to the bridge financing has been netted against the loan and will be amortized over the life of the loan. As at December 31, 2010, $313,707 of the finance fees has been amortized and capitalized under construction in progress.

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2010 and 2009
(Expressed in Canadian dollars)

9.	Loans payable (continued)

(c)	Corporate bridge financing (continued)

In December 2010, the Company entered into two corporate loan agreements with two institutional investors for a total of US$9,500,000. The loans bear interest at 12% per annum, compounded monthly. The loans are due in December 2011. The loans are secured by the Company’s property. US$900,000 in bonus interest was paid to one of the institutional lenders and $4,500 in finance fees were paid directly related to the financing. These payments have been netted against the loan and will be amortized over the life of the loan. As at December 31, 2010, $46,208 of the finance fees has been amortized and capitalized under construction in progress. Another US$1,000,000 in bonus payments is due to the other institutional lender on December 9, 2011 of which $63,070 has been accrued at December 31, 2010.

(d)	Kingman credit agreement

The Company signed a credit agreement with Keybank that will provide the Company with a US$4,200,000 Treasury Grant Loan and a Construction Loan facility of up to US$16,000,000. The proceeds from the loans are to be used solely to pay construction costs related to the Kingman project. Interest is paid at a rate per annum equal to the adjusted Eurodollar rate in effect and the applicable margin of 3.25%. Interest is due quarterly. $2,349,347 in finance fees directly related to the financing has been netted against the loan and will be amortized over the estimated period of construction. As at December 31, 2010, $64,366 of the finance fees has been amortized and capitalized under construction in progress.

On the conversion date, or the date at which certain conditions have been met, including project construction completion, the Construction Loan outstanding will automatically convert to a Term loan. From conversion date, the applicable margin with respect to the Base Rate and Eurodollar Loans will increase by 0.25% on each three-year anniversary of the conversion date until final maturity date. The maturity date of the Term loan is 7 years from the conversion date and the loan will be amortized over 18 years.

The Treasury Grant Loan is due according to certain criteria relating to the receipt of the Treasury Grant but no later than December 20, 2011.

The funds from the loans are held in a restricted escrow construction account. On a monthly basis, the Company applies for funds to be released from the escrow account to pay for specified construction costs.

The loans are secured by a first lien on all of the assets of Kingman.

In connection to the Term loan, the Company entered into an interest rate swap contract with Keybank that fixes the average interest rate for the term loan to under 7% per annum and will commence on term conversion date (Note 10).

(e)	Windstar mortgages

The Company entered into mortgages to finance the purchase of land in Tehachapi, California. The mortgages were repayable in blended monthly payments with interest at rates from 6.5% or 8% and with terms of three or four years. The mortgages were secured by first charges on the land. The mortgages were repaid in full by December 31, 2010.

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2010 and 2009
(Expressed in Canadian dollars)

9.	Loans payable (continued)

(f)	Crane financing contract

The Wells Fargo Equipment Finance contract balance of US$111,800 at December 31, 2010 is secured by the equipment purchased and is repayable in 60 blended monthly payments of $4,638 commencing on March 20, 2008 with interest at a rate of 6.82% per annum.

(g)	Loan agreement with RMT

The Company entered into a loan agreement with RMT for US$4,400,000.

The loan bears interest at the lesser of six percent per annum or the highest rate permitted by applicable law. The loan is secured by a second lien on all of the assets of the Company. As at December 31, 2010, the Company had not drawn on this loan.

(h)	Loan payable

Principal payments due in the next five years are as follows:

$

2011	14,873,524
2012	23,484,340
2013	7,509,684
2014	6,968,479
2015	12,077,411
Thereafter	143,259,786
208,173,224

10.	Interest rate swap contract

On December 21, 2010, the Company entered into an interest rate swap contract that provides for quarterly settlements from July 18, 2011 to July 18, 2018. Pursuant to the interest rate swap agreement, the Company will receive interest on a notional amount at USD LIBOR from the counterparty and will pay interest on a notional amount at an interest rate of 3.525%. The notional amount is US$16,000,000 and is reduced in amounts based on the scheduled principal repayments on the US$16,000,000 Keybank floating rate term loan over the life of the interest rate swap. The Company and the counterparty net settle the amount owing on a quarterly basis commencing December 30, 2011.

On December 21, 2010, the Company designated the interest rate swap as an accounting cash flow hedge of the interest rate exposure on the Keybank floating rate term loan for the period from July 18, 2011 to July 18, 2018. While the fair value of the interest rate swap contract continues to be recognized on the balance sheet at each period end, the changes in the fair value of the effective portion of the interest rate swap contract is recorded from December 21, 2010 onwards in accumulated other comprehensive income until such time as the gain or loss is realized, at which time the gain or loss is reclassified to net earnings/(loss). The change in the fair value of the ineffective portion of the interest rate swap contract is recorded in net earnings/(loss). See also Note 20 (d).

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2010 and 2009
(Expressed in Canadian dollars)

11.	Asset retirement obligation

On July 25, 2006, the Company acquired a land right-of-way that was to expire on January 26, 2013 from the Bureau of Land Management. The right-of-way requires the Company to submit a site reclamation plan and to remove all buildings, equipment, machinery and materials from the site 30 days after the expiration of the right-of-way unless renewed by the Company. On September 21, 2009, the Company’s BLM right-of-way was extended to September 22, 2037, which extends the date to remove all buildings, equipment, machinery and materials from the site and reduces the current value of the obligation.

The changes in the asset retirement obligation liability are as follows:

	2010	2009
	$	$

Balance, beginning of period	75,575	1,222,898
Adjustment due to right of way extension	-	(1,006,607)
Accretion	7,011	42,297
Foreign exchange difference	(3,465)	(183,013)
Balance, end of period	79,121	75,575

The total undiscounted amount of the estimated cash flows of the asset retirement obligation, which is expected to be paid in 2037, is $821,243. The asset retirement obligation was calculated using a discount rate of 9.42% per annum.

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2010 and 2009
(Expressed in Canadian dollars)

12.	Income taxes

	2010	2009	2008
	$	$	$

Income taxes (recovery)
Current	-	(194,332)	3,834
Future	(11,483,879)	(781,871)	(711,242)
	(11,483,879)	(976,203)	(707,408)

The items accounting for the difference between income taxes computed at the statutory rate of 29% (2009 - 30.0%; 2008 - 31.0%) and the provision for income taxes are as follows:

	2010	2009	2008
	$	$	$
Loss from continuing operations before income tax	(9,454,001)	(5,999,365)	(5,700,730)

Computed tax recovery at statutory rate	(2,741,661)	(1,799,810)	(1,767,226)
Increase (decrease) resulting from permanent differences
Stock-based compensation	334,358	367,979	457,279
Foreign exchange translation	(360,573)	(18,133)	205,718
Adjustment to prior year's net operating losses	-	253,740	730,974
Other	(636,012)	562,044	157,636
U.S. and Canadian tax rate difference	(501,251)	(266,973)	(416,061)
Change in valuation allowance	(7,578,740)	(75,050)	(75,728)
Income tax recovery	(11,483,879)	(976,203)	(707,408)

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2010 and 2009
(Expressed in Canadian dollars)

12.	Income taxes (continued)

Significant components of the Company’s future income taxes were as follows:

	2010	2009	2008
	$	$	$
Future income tax assets
Power project construction costs	4,129,731	-	-
Asset retirement obligation	31,905	30,228	489,159
Other	4,772	16,601	-
Share issue costs	1,557,040	539,351	551,528
Finance costs	2,030,326	485,473	571,119
Net operating losses carryforward	3,646,127	6,753,229	6,288,126
	11,399,901	7,824,882	7,899,932
Valuation allowance	(246,142)	(7,824,882)	(7,899,932)
Future income tax assets	11,153,759	-	-
Future income tax liabilities
Property and equipment	(2,509,754)	(2,923,274)	(4,245,384)
Other	(77,705)	(116,862)	(145,695)
	(2,587,459)	(3,040,136)	(4,391,079)
Net future income tax asset (liability)	8,566,300	(3,040,136)	(4,391,079)

In assessing the realizability of future income tax assets (“FITA”), management considers whether it is more likely than not that some portion or all of the FITA will not be realized. The ultimate realization of FITA is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. As of December 31, 2010, the Company does believe it meets the criteria to recognize certain FITA since the close of the Windstar and Kingman financing provided substantial available evidence that there is a very strong likelihood that the FITA will be realized in the foreseeable future. The valuation allowances primarily arose from non-capital loss carryfowards from deductible temporary differences and operating losses relating to the Windstar and Kingman development costs that were expensed in previous years.

At December 31, 2010, the Company has total non-capital loss carryforwards for U.S. federal income tax purposes of approximately US$4,672,802 which expire at various times commencing in 2022. Non-capital loss carryforwards may be subject to certain limitations under Section 382 of the Internal Revenue Code. For Canadian federal income tax purposes, the Company has total non-capital loss carryforwards of approximately $3,104,302 which expire as follows:

$

2011	-
2012	-
2013	-
2014	-
2015 and thereafter	3,104,302
3,104,302

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2010 and 2009
(Expressed in Canadian dollars)

13.	Share capital

(a)

750,000 shares were originally held in escrow, the release of which is subject to the direction of the regulatory authorities having jurisdiction. The conditions for release of these shares are complete and the officers and directors entitled to the shares no longer have any continuing service requirements in order to obtain those shares. During 2009, 75,002 shares were released and then a further 75,001 shares were released on both June 4, 2010 and December 4, 2010, leaving a balance of 449,994 shares held in escrow. The escrow shares are released over a six year basis and will be fully released in December 2013. 5% of the total original escrow shares have been released every six months for the first two years from December 2007. The remainder will be released equally over the following four years every six months. The release of the escrow shares is subject to the approval of the TSX Venture Exchange.

(b)

On January 15, 2010 and July 29, 2010, the Company issued 352,534 and 463,471 bonus shares at a price of $1.46 and $0.92 per share respectively in connection with the corporate loans received in the period totaling US$2.5 million and US$2 million respectively.

(c)

In July 2010, the Company closed two brokered private placements of 1,028,800 Units and 1,564,500 Units at a price of $1.10 per Unit for total gross proceeds of $2,852,630. Each Unit was comprised of one common share of the Company and one half of one share purchase warrant. Each whole warrant entitles the holder to acquire one common share of the Company at a price of $1.50 per share after the hold period expires on October 31, 2010 and November 6, 2010 respectively and at any time on or prior to the close of business on June 30, 2012 and July 6, 2012 respectively.

(d)

On November 30, 2010, the Company closed the first tranche of the non-brokered private placement and issued 914,482 units at a price of $1.00 per unit for gross proceeds of $914,482. Each unit is comprised of one common share and one half of one share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share for a period of two years at a price of $1.25 per share. The securities are subject to a hold period which expires on March 31, 2011.

(e)

On December 17, 2010, the Company closed the second tranche of the non-brokered private placement and issued 1,385,518 units at a price of $1.00 per unit for gross proceeds of $1,385,518. Each unit is comprised of one common share and one half of one share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share for a period of two years at a price of $1.25 per share. The securities are subject to a hold period which expires on April 18, 2011.

(f)

The Company has a stock option plan (the “Plan”) and has allotted and reserved up to an aggregate of 9,908,756 common shares representing 20% of the issued and outstanding shares as at the June 18, 2010 annual general meeting.

Each option entitles the holder to acquire one common share at its exercise price. Options vest 18 months from the date of grant and expire ten years from the date of grant.

The Company recorded $1,152,958 of stock-based compensation expense during the year ended December 31, 2010 (2009 - $1,226,595; 2008 - $1,475,093).

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2010 and 2009
(Expressed in Canadian dollars)

13.	Share capital (continued)

(f)	(continued)

A summary of stock option information as at December 31, 2010 is as follows:

		Weighted
		average
		exercise
	Shares	price
		$

Options outstanding at January 31, 2008	4,275,000	1.45
Granted	2,537,400	1.47
Exercised	(625,926)	1.19
Forfeited	(75,000)	1.54
Cancelled	(337,400)	2.29
Expired	(650,000)	2.01
Options outstanding at December 31, 2008	5,124,074	1.37
Granted	100,000	1.11
Forfeited	(274,074)	1.33
Expired	(550,000)	1.42
Options outstanding at December 31, 2009	4,400,000	1.36
Granted	3,400,000	1.13
Exercised	(400,000)	1.28
Options outstanding at December 31, 2010	7,400,000	1.26

			average
		Weighted	remaining		Weighted
	Number of	average	contractual	Number of	average
Range of	stock options	exercise	life	options	exercise
exercise prices	outstanding	price	(years)	outstanding	price
$		$			$

1.09 - 1.32	4,150,000	1.13	4.31	1,887,000	1.19
1.33 - 1.54	3,250,000	1.41	2.98	3,100,000	1.40
	7,400,000	1.26	3.73	4,987,000	1.32

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2010 and 2009
(Expressed in Canadian dollars)

13.	Share capital (continued)

(g)

The fair value of the Company’s stock-based awards granted to employees, non-employee directors and consultants for the years ended December 31, 2010, 2009 and 2008 was estimated using the Black-Scholes option-pricing model using the following weighted average assumptions:

	2010	2009	2008

Expected life (in years)	5	5	5
Risk-free interest rate	3%	3%	3%
Expected stock volatility	86%	91%	86%
Dividend yield	0%	0%	0%

The weighted average fair value per stock option granted during the year ended December 31, 2010 was $0.96 (2009 - $0.79; 2008 - $0.75).

(h)	Included in cost of sales, general and administration and project development costs are amounts related to stock-based compensation as follows:

	2010	2009	2008
	$	$	$

Cost of sales	1,078	6,264	9,640
General and administration	813,600	775,441	938,077
Project development	338,280	444,890	527,376
	1,152,958	1,226,595	1,475,093

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2010 and 2009
(Expressed in Canadian dollars)

14.	Warrants

Share purchase warrants outstanding as at December 31, 2010:

Number of		Amount	Exercise
warrants (i)		($)	price	Expiry date
			$
692,759	(vii)	412,973	1.25	December 17, 2012
17,500	(vii)	11,824	1.00	December 17, 2012
3,000,000	(vi)	2,077,915	1.00	December 9, 2012
464,241	(v)	196,259	1.25	November 30, 2012
57,013	(v)	30,083	1.00	November 30, 2012
311,303	(iii), (iv)	177,284	1.15	July 19, 2012
782,250	(iv)	386,608	1.50	July 6, 2012
514,400	(iv)	300,866	1.50	June 30, 2012
98,981	(ii)	96,167	1.82	January 15, 2012
579,305	(ix)	263,471	1.00	June 5, 2011
150,037	(ix)	44,577	1.00	May 12, 2011
100,000	(ix)	29,200	1.00	May 11, 2011
1,036,000	(viii), (ix)	302,995	1.00	May 5, 2011
291,098	(viii), (ix)	146,546	0.65	May 5, 2011
8,094,887		4,476,768

(i)

Each share purchase Warrant entitles the holder to acquire one common share of the Company on the payment of the exercise price as indicated.

Warrants granted during the years ended December 31, 2010 and 2009 were issued in conjunction with loans and private placements of common shares, and are exercisable at the holder’s option. There are no conditions whereby the Company would have to settle the warrants in cash.

(ii)

On January 15, 2010, the Company entered into two corporate loan agreements totaling US$2,500,000. Pursuant to the loan the Company granted 98,981 Finder’s Warrants to PI Financial Corp., who acted as an advisor on the loan, exercisable into common shares at any time before January 15, 2012 with an exercise price of $1.82 per share. Included in total issuance costs is a cash commission to PI Financial Corp. equal to 7% of the loan amount.

(iii)

On June 30, 2010, the Company entered into a corporate loan agreement totaling US$2,000,000. Pursuant to the loan the Company granted 129,772 Finder’s Warrants to PI Financial Corp., who acted as an advisor on the loan, exercisable into common shares at any time before July 19, 2012 with an exercise price of $1.15 per share. Included in total issuance costs is a cash commission to PI Financial Corp. equal to 7% of the loan amount.

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2010 and 2009
(Expressed in Canadian dollars)

14.	Warrants (continued)

(iv)

In July 2010, the Company closed two brokered private placements of 1,028,800 Units and 1,564,500 Units at a price of $1.10 per Unit for total gross proceeds of $2,852,630. Each Unit was comprised of one common share of the Company and one half of one share purchase warrant. Each whole warrant entitles the holder to acquire one common share of the Company at a price of $1.50 per share after the hold period expires on October 31, 2010 and November 6, 2010 respectively and at any time on or prior to the close of business on June 30, 2012 and July 6, 2012 respectively. The Company also granted 181,531 Broker’s Warrants exercisable into common shares at any time before July 19, 2011 with an exercise price of $1.15 per share. Included in total issuance costs is a cash commission equal to 7% of the gross proceeds of the Offering.

(v)

On November 30, 2010 the Company closed a non-brokered private placement of 914,482 units at a price of $1.00 per unit for total gross proceeds of $914,482. Each unit was comprised of one common share of the Company and one half of one share purchase warrant. Each whole warrant entitles the holder to acquire one common share of the Company at a price of $1.25 per share after the hold period expires on March 31, 2011. The Company also granted 64,013 Broker’s Warrants exercisable into Units at any time before November 30, 2012 with an exercise price of $1.00 per Unit. The Units have the same terms as those to be issued to the subscribers. Included in total issuance costs is a cash commission equal to 7% of the gross proceeds of the Offering.

(vi)

On December 9, 2010, the Company issued 3,000,000 warrants to Rabobank in connection with the closing of the Windstar bridge financing (Note 9(b)). The warrants entitle the holder to acquire one common share of the Company at a price of $1.00 per share after the hold period expires on April 10, 2011 and at any time on or prior to the close of business on December 9, 2012.

(vii)

On December 17, 2010 the Company issued to management, employees and directors, by way of non-brokered private placement, 1,135,518 Units at a price of $1.00 per Unit for gross proceeds of $1,135,518. Each whole warrant entitles the holder to acquire one common share of the Company at a price of $1.25 per share after the hold period expires on April 18, 2011 and at any time on or prior to the close of business on December 17, 2012.

On December 17, 2010, the Company closed a non-brokered private placement of 250,000 units at a price of $1.00 per unit for total gross proceeds of $250,000. Each unit was comprised of one common share of the Company and one half of one share purchase warrant.Each whole warrant entitles the holder to acquire one common share of the Company at a price of $1.25 per share after the hold period expires on April 18, 2011 and at any time on or prior to the close of business on December 17, 2012. The Company also granted 17,500 Broker’s Warrants exercisable into Units at any time before December 17, 2012 with an exercise price of $1.00 per Unit. The Units have the same terms as those to be issued to the subscribers. Included in total issuance costs is a cash commission equal to 7% of the gross proceeds of the Offering.

(viii)

For the year ended December 31, 2010 a total of 200,000 Broker warrants were exercised at $0.65 and one half of one share purchase warrant was issued for each broker unit exercised. The recorded value of the broker warrants previously reflected the value of the one half of one share warrant.

For the year ended December 31, 2010 a total of 1,410,284 warrants were exercised at a price of $1.00.

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2010 and 2009
(Expressed in Canadian dollars)

14.	Warrants (continued)

(ix)

On May 5, 2009, the Company closed a brokered private placement of 7,015,700 Units (the “Units”) at a price of $0.65 per Unit for gross proceeds of $4,560,205. Each Unit was comprised of one common share of the Company and one half of one share purchase warrant. Each whole warrant entitles the holder to acquire one common share of the Company at a price of $1.00 per share after the hold period expires on September 5, 2009 and at any time on or prior to the close of business on May 5, 2011. The Company also granted 491,099 Broker’s Warrants exercisable into Units at any time before May 5, 2011 with an exercise price of $0.65 per Unit. The Units have the same terms as those to be issued to the subscribers. Included in total issuance costs is a cash commission equal to 7% of the gross proceeds of the Offering.

On May 12, 2009, the Company issued to management, employees and directors, by way of non-brokered private placement, 699,955 Units at a price of $0.65 per Unit for gross proceeds of $454,970. Each Unit was comprised of one common share of the Company and one half of one share purchase warrant. Each whole warrant entitles the holder to acquire one common share of the Company at a price of $1.00 per share after the hold period expires on September 12, 2009 and at any time on or prior to the close of business on May 12, 2011.

On June 5, 2009 the Company issued 1,521,601 shares at a price of $0.89 per share for gross proceeds of $1,354,224, 760,801 warrants with a fair value of $346,017 and $263,948 (US$200,000) in cash in exchange for land located in Tehachapi, California. Each warrant entitles the holder to acquire one common share of the Company at a price of $1.00 per share at any time on or prior to the close of business on June 5, 2011.

The fair value of each warrant granted has been estimated as of the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	2010	2009	2008

Expected life (in years)	2	2	2
Risk-free interest rate	2%	1%	3%
Expected stock volatility	82%	106%	88%
Dividend yield	0%	0%	0%

The Company had net income for the year ended December 31, 2010 and incurred losses for the years ended December 31, 2009 and 2008. As at December 31, 2010, the dilutive effect of the stock options and warrants were 683,077 shares and 1,569,304 respectively resulting in a diluted average number of common shares of 53,119,267. The stock options and share purchase warrants, as disclosed in Note 13 and in this note, were not included in the computation of loss per share as their inclusion would have been anti-dilutive in 2009 and 2008.

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2010 and 2009
(Expressed in Canadian dollars)

15.	Related party transactions

(a)	The following expenses were accrued/paid to directors, officers, significant shareholders and the spouse of a director of the Company:

	2010	2009	2008
	$	$	$

Directors' fees	61,500	63,000	104,000
Consulting fees	1,326,271	1,578,688	1,447,597
Bonuses	4,568,000	-	-
Secretarial	36,000	36,000	36,000
Interest	-	-	(226,359)
Other	-	-	39,576
	5,991,771	1,677,688	1,400,814

(b)

Bonuses of $4.6 million (2009 - $Nil) were accrued/paid to officers and directors for the successful financing of the Windstar and Kingman projects and expensed during the year. As at December 31, 2010, the Company had only two employees, and remunerates all officers, directors, and other individuals by way of consulting fees.

(c)

As at December 31, 2010, the Company had an account receivable of $88,226 (2009 - $88,226) with a company that had a common director in the prior year but is no longer a director in the current year. The receivable has been outstanding for over a year and it is unlikely it will be paid in the foreseeable future so an allowance for the full amount has been provided.

(d)	As at December 31, 2010, the Company had an accounts receivable of $Nil (2009 - $12,395) to an officer and director of the Company.

(e)	As at December 31, 2010, the Company advanced directors fees of $7,500 (2009 - $9,000).

Related party transactions are measured at the exchange amount, which is the consideration established and agreed to by the related parties, unless otherwise noted.

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2010 and 2009
(Expressed in Canadian dollars)

16.	Commitments

		Within 1	2 to 3	4 to 5	More than
	Total	year	years	years	5 years
	$	$	$	$	$

Right of way agreement (a)	815,140	88,894	161,388	161,388	403,470
Office leases (b) (c)	99,930	87,354	12,576	-	-
Management contract (d)	223,000	223,000	-	-	-
Operations and maintenance agreement (e) (f)	30,807,950	189,067	1,498,883	5,280,000	23,840,000
Interconnection agreement (g)	4,500,000	2,000,000			2,500,000
Turbine supply agreement (h)	99,904,041	84,416,817	15,487,224	-	-
Engineering, procurement and construction agreement (i)	39,075,130	39,075,130	-	-	-
	175,425,191	126,080,262	17,160,071	5,441,388	26,743,470

(a)

The Company has a BLM right-of-way that expires on September 22, 2037. The right-of-way requires annual payments based on the installed kilowatt (kw) capacity and BLM factors being the number of operational hours in the year, capacity factors, royalty percentages and sales price per kw. The Company also has an obligation to remove foundations and equipment on the termination of the land right-of-way agreement (Note 11).

(b)

The Company entered into a sublease agreement for office space in Vancouver, B.C. that expires in February 2012. The base rent is $3,570 per month and operating costs are approximately $2,700 per month.

(c)

The Company entered into a lease agreement for office space in Tehachapi, California that expired July 2010 and renewed the lease on August 1, 2010 to end July 31, 2011. The base rent is US$1,700 per month thereafter.

(d)

The Company has entered into an operations and maintenance agreement with Green Energy Maintenance Corp. (“GEM”) that requires the Company to reimburse the contractor for all costs incurred for maintaining the Mesa and Windridge wind farms plus a management fee of US$219,000 per annum. The agreement is renewable annually with 30 days’ notice from its December 15 renewal date.

(e)

The Company entered into an Operations and Maintenance Agreement with Gamesa Wind US LLC (“Gamesa”) for both the Windstar and Kingman projects. Gamesa will provide materials, supplies, consumables, equipment, and vehicles necessary for the operation and maintenance of the turbine equipment. Starting the third year after the Commencement date during the warranty period for the Windstar project, the Company will pay an annual fixed fee of US$44,000 per turbine for a period of five years. The fee shall be revised annually for inflation starting after the third year after the Commencement date. After the initial five year warranty period, an additional US$25,000 per turbine will be added to the last annual fixed fee for an additional five year period.

During the warranty period for the Kingman project, the Company will pay an annual fixed fee of US$59,000 per turbine for a period of two years.

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2010 and 2009
(Expressed in Canadian dollars)

16.	Commitments (continued)

(f)

On November 30, 2010, the Company entered into an Asset Management and Operations and Maintenance Agreement with Green Energy Maintenance Corp (“GEM”) related to the Windstar project. GEM will serve as asset manager for Windstar. Starting on the services commencement date, which will be 30 days prior to the substation energizing date, the Company will pay GEM a management fee of US$75,000 per year and an O&M service fee paid monthly based on an approved budget. The term of the agreement is for 24 months months from the date on which GEM occupies the project site.

On December 17, 2010, the Company entered into an Asset Management and Operations and Maintenance Agreement with GEM related to the Kingman project. GEM will serve as manager and administrator and operation and maintenance provider for Kingman. Starting on the services commencement date, which will be 30 days prior to the substation energizing date, the Company will pay GEM a management fee of US$38,400 per year and an O&M service fee paid monthly based on a approved budget. The term of the agreement is for 24 months from the date on which GEM occupies the project site.

(g)

On November 11, 2010, the Company entered into a Common Facilities Agreement with Sky River, LLC. Under this agreement, the Company is obligated to pay an operations and maintenance cost sharing and license fee. An initial payment of US$2,000,000 is due 120 days after the Initial Operations Date under the PPA and a second payment of US$2,500,000 on the tenth anniversary of such date.

(h)

On November 30, 2010, the Company entered into a Turbine Supply Agreement with Gamesa Wind US LLC related to the Windstar project, Pursuant to this agreement, the Company is obligated to pay for the supply of wind turbine generators for the project. An initial deposit totaling US$61,930,831 was paid in December 2010 which represented 40% of the total contract price. Another 50% is due when the turbines arrive on the project site and the remaining 10% is due on the earlier of the receipt of the cash grant or ninety days after initial operation under the power purchase agreement.

On December 17, 2010, the Company entered into a Turbine Supply Agreement with Gamesa Wind US LLC related to the Kingman project. Pursuant to this agreement, the Company is obligated to pay for the supply of turbine generators for the project. An initial deposit of US$4,653,800 was paid in December 2010 which represented 40% of the total contract price. Another 50% is due when the turbines arrive on the project site and the final 10% is due on substantial completion which is expected in 2011.

(i)

On November 30, 2010 the Company entered into a $45 million engineering, procurement and construction agreement with RMT Inc. as the contractor during construction of the Windstar project. Pursuant to this agreement, the Company paid an initial deposit of US$10,335,141 in December 2010. The remainder of the contract price will be paid throughout the construction period.

On December 17, 2010, the Company entered into a $7.9 million engineering, procurement and construction agreement with RMT Inc. as the contractor during the construction of the Kingman project. Pursuant to this agreement, the Company paid an initial deposit of US$4,000,000 in December 2010. The remainder of the contract price will be paid throughout the construction period.

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2010 and 2009
(Expressed in Canadian dollars)

17.	Contingencies

As at December 31, 2010, the Company had only two employees, and remunerates all officers, directors, and other individuals by way of consulting fees. If certain of these individuals were deemed to be employees of the Company, as opposed to consultants, then the Company could be contingently liable for employer related withholdings and costs.

18.	Non-cash financing activities

During the year ended December 31, 2010, the Company issued 352,534 and 463,471 shares at a value of $1.46 and $0.92 per share respectively as bonuses for loan commitments totaling US$4,500,000.

During the year ended December 31, 2009, the Company issued 1,521,601 shares at a price of $0.89 per share as partial payment for the settlement of land purchases located in Tehachapi, California.

19.	Economic dependence

The Company’s revenue-producing operations consist of generating wind energy in the State of California, U.S.A. The Company’s revenues are 100% derived from a single customer and are based on power purchase agreements signed between the parties.

20.	Financial instruments

(a)	Categories of financial assets and liabilities

Under Canadian GAAP, all financial instruments must initially be recognized at fair value on the balance sheet. The Company has classified each financial instrument into the following categories: held-for-trading assets and liabilities, loans and receivables, held-to-maturity investments, available-for-sale financial assets, and other financial liabilities. Subsequent measurement of the financial instruments is based on their classification.

Changes in unrealized gains and losses on held-for-trading financial instruments are recognized in earnings. Gains and losses on available-for-sale financial assets are recognized in other comprehensive income (“OCI”) and are transferred to earnings when the asset is disposed of or impaired. The other categories of financial instruments are recognized at amortized cost using the effective interest rate method. Transaction costs that are directly attributable to the acquisition or issue of a financial asset or financial liability are added to or in the case of a liability deducted from the cost of the instrument at its initial carrying amount.

The Company has made the following classifications:

  Cash and restricted cash are classified as financial assets held-for-trading and are measured on the balance sheet at fair value;

  Accounts receivable are classified as loans and receivables and are initially measured at fair value and subsequent periodic revaluations are recorded at amortized cost using the effective interest rate method; and

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2010 and 2009
(Expressed in Canadian dollars)

20.	Financial instruments (continued)

(a)	Categories of financial assets and liabilities (continued)

  Accounts payable, accrued liabilities and loans payable (including current portion and accrued interest) are classified as other liabilities and are initially measured at fair value and subsequent periodic revaluations are recorded at amortized cost using the effective interest rate method.

The carrying values of cash, restricted cash, accounts receivable, accounts payable, accrued liabilities and loans payable approximate their fair value at December 31, 2010 and 2009 due to their short-term nature and management’s expectations that interest rates, if any, approximate current market conditions. The Company is exposed to credit related losses, which are minimized as all sales are made under contracts with a large utility customer. No reclassifications or derecognition of financial instruments occurred in the period.

The Company’s credit facilities, as described in Note 9, are exposed to interest rate risk. The Company mitigates this risk by fixing certain interest rates upon the inception of the debt. The effective and fair value interest rates for loans payable, other than the senior secured notes, are estimated to be the same and for the senior secured notes are substantially the same at December 31, 2010. Therefore, the carrying value of the loans payable reflects the amortized value.

(b)	Derivative instruments and hedging activities

The Company uses an interest rate swap contract to manage its exposure to fluctuations in interest rates over the 7 year period of the floating rate portion of the long-term debt related to the Kingman project. This contract is carried at fair value and was determined based on valuations obtained from the counterparty.

(c)	Credit risk, liquidity risk, currency risk, interest rate risk and commodity price risk

The Company has limited exposure to credit risk, as the majority of its sales contracts are with a large utility customer, and the Company’s cash is held with major North American financial institutions. Historically, the Company has not had collection issues associated with its trade receivables and the aging of trade receivables is reviewed on a regular basis to ensure the timely collection of amounts owing to the Company. At December 31, 2010, less than 1% of the Company’s trade receivables were not current. The Company manages its credit risk by entering into sales agreements with credit worthy parties and through regular review of accounts receivable. The maximum credit exposure of the Company approximates the carrying value of cash, accounts receivable and taxes refundable. This risk management strategy is unchanged from the prior year.

The Company manages its liquidity risk associated with its financial liabilities (primarily those described in Note 9 and current liabilities) through the use of cash flow generated from operations, combined with strategic use of long term debt and issuance of additional equity, as required to meet the capital requirements of maturing financial liabilities. The contractual maturities of the Company’s long term financial liabilities are disclosed in Note 9(h), and remaining financial liabilities, consisting of accounts payable, are expected to be realized within one year. As disclosed in Note 21, the Company does not have any financial covenants relating to its financial liabilities as at December 31, 2010. This risk management strategy is unchanged from the prior year.

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2010 and 2009
(Expressed in Canadian dollars)

20.	Financial instruments (continued)

(c)	Credit risk, liquidity risk, currency risk, interest rate risk and commodity price risk (continued)

The Company has substantial assets denominated in U.S. dollars related to its California and Arizona properties. Now that Windstar and Kingman projects are under construction, the US dollar based assets and liabilities will increase further, so effective December 31, 2010, the Company changed its functional currency to US dollars. For 2011, the Company will also change to US dollar financial reporting so when combined with the change to US dollar functional currency, the Company’s foreign exchange exposure will now be its Canadian dollar exposure which is expected to be relatively insignificant. Based upon the net assets of the Company’s self-sustaining operations as at December 31, 2010, a 1% change in the Canadian dollar-U.S. dollar blended forward exchange rate, would result in a $25,000 impact to accumulated other comprehensive income (“AOCI”). The Company will have insignificant Canadian dollar exposure for its integrated subsidiaries within the group. Therefore a 1% change in the Canadian dollar-U.S. dollar would result in an insignificant impact to net income.

The Company is exposed to interest rate risk through its variable rate Windstar bridge financing and Kingman credit agreement (Note 9). This risk is partially mitigated through a seven year interest rate swap (Note 20(b)). As Windstar and Kingman are both in construction, all interest related to the variable interest rate debt is being capitalized as finance costs and have no effect on net earnings or equity until construction completion. Based on balances as at December 31, 2010, a 100 basis point change in interest rate would have changed power project development and construction costs and accrued interest by US$13,000.

The Company generates revenue through variable price power purchase agreements with a California utility. The power rates reflect current natural gas market prices and therefore the Company is exposed to commodity price risk. A 1% decrease, on an absolute basis, in the natural gas market prices would result in reduced revenue, on an annual basis, of approximately $30,000. The Company manages the remaining power rate risk by monitoring the natural gas futures market and by being prepared to convert the current variable price contracts to fixed price long term contracts if and when this is deemed to be necessary. This risk management strategy is unchanged from the prior year.

Cash and restricted cash are stated at amounts compatible with those prevailing in the market, are highly liquid, and are maintained with prime financial institutions for high liquidity.

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2010 and 2009
(Expressed in Canadian dollars)

20.	Financial instruments (continued)

(d)	Fair value hierarchy

Canadian GAAP establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. Three levels of the fair value hierarchy are described below:

  Level 1 of the fair value hierarchy includes unadjusted quoted prices in active markets for identical assets and liabilities.

  Level 2 of the fair value hierarchy includes quoted prices in markets that are not active or model inputs that are observable either directly or indirectly.

  Level 3 of the fair value hierarchy includes prices or valuation techniques that require inputs that are not based on observable market data.

As of December 31, 2010 the undernoted were reported at fair value.

	$	$	$	$

Cash	1,120,373	-	-	1,120,373
Restricted cash	127,242,570	-	-	127,242,570
Interest rate swap contract	-	(476,570)	-	(476,570)
	128,362,943	(476,570)	-	127,886,373

21.	Capital disclosures

The Company’s stated objective when managing capital (comprised of the Company’s debt and shareholders’ equity) is to utilize an appropriate amount of leverage to ensure that the Company is able to carry out its strategic plans and objectives. The Company’s success of this is monitored through comparison of debt to equity, which the Company believes is appropriate given the current economic conditions in the renewable energy sector, the Company’s growth phase, and the long-term nature of the Company’s assets. The Company’s current debt/equity ratio is calculated as follows:

	2010	2009
	$	$

Total loans payable including current portion	208,173,224	329,096
Shareholders’ equity	35,600,874	24,843,162
Total debt and equity	243,774,098	25,172,258

Debt to equity ratio, end of period	5.85	0.01

The Company had no financial covenants that would have required compliance as at December 31, 2010.

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2010 and 2009
(Expressed in Canadian dollars)

22.	Subsequent events

Subsequent to December 31, 2010 and prior to April 11, 2011, a total of 2,305,979 warrants were exercised ranging in price from $0.65 per share to $1.50 per share for total proceeds of $2,490,713.

On January 15, 2011, the Company signed two amended loan agreements for the two corporate loans with two institutional investors totaling US$2,000,000 and US$500,000. The amended loan agreements are for US$2,210,000 and US$552,358 respectively. The new loan amounts include the total amount of the original loans plus accrued interest. The loans bear interest at 10% and 12% per annum, compounded monthly respectively. These loans also include bonus payments due at maturity of US$442,000 and US$138,089 respectively. These loans are due on January 15, 2012.

On January 31, 2011, the Company issued 1,000,000 warrants with an exercise price of $1.00 per share and an expiry date of January 31, 2013 to the institutional lenders related to the Windstar project financing.

On February 22, 2011, the Company entered into a ground lease with Rocking Chair Ranch, Inc. in Navajo, Arizona. The property will be used solely for wind energy purposes. The lease extends for a period of up to 30 years. A US$50,000 deposit was made in March 2011 and 30 days following the operations commencement date, the Company shall issue to Rocking Chair Ranch, Inc. common stock of the Company with an aggregate market value of US$250,000. Rent will be based on the greater of the percentage rent or the minimum guaranteed payment of $5,000 per MW per lease year. The percentage rent will be based on the project’s gross revenues multiplied by the applicable base percentage which will be 6% in lease years 1 to 10, 6.5% for lease years 11 to 20 and 7% for lease years 21 to 30.

In February 2011, the Company signed a 30 MW solar photovoltaic power purchase agreement with the Puerto Rico Electric Power Authority (“PREPA”) for a term of 20 years commencing the Commercial Operations Date.

In April 2011, the Company made a US$500,000 interconnection financial security deposit with SCE related to possible interconnection system upgrades necessary to accommodate the Mesa repower.

23.	Segmented information

The Company is primarily involved in the acquisition and development of wind farms in the United States and, accordingly, has one reportable segment.

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2010 and 2009
(Expressed in Canadian dollars)

24.	Reconciliation of Canadian and United States generally accepted accounting principles (As Restated)

(a)

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which differ in some respects from generally accepted accounting principles in the United States (“US GAAP”).

(b)	The significant differences between Canadian and US GAAP that affect the Company’s consolidated financial statements are summarized below:

Reconciliation of balance sheet items

	2010	2009
	$	$

As reported total assets per Canadian GAAP	254,448,692	29,202,080
Power, project development and construction costs adjusted for warrants (note -24(c))	535,399	-
Restated total assets per US GAAP	254,984,091	29,202,080
As reported total liabilities under Canadian/US GAAP	218,847,818	4,358,918
Warrants (note - 24(c))	6,429,869	-
Restated total liabilities under US GAAP	225,277,687	4,358,918

As reported shareholders’ equity per Canadian/US GAAP	35,600,874	24,843,162
Retained deficit (warrant reclassification - note 24(c))	(1,417,702)	-
Warrants (note - 24(c))	(4,476,768)	-
Restated shareholders’ equity under US GAAP	29,706,404	24,843,162

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2010 and 2009
(Expressed in Canadian dollars)

24.	Reconciliation of Canadian and United States generally accepted accounting principles (continued) (As Restated)

(c)	Restatement of share purchase warrants

Under Canadian GAAP, all of the Company’s outstanding share purchase warrants are classified and accounted for as equity on the Company’s financial statements. Under US GAAP, in accordance with ASC 815, Derivatives and Hedging, all share purchase warrants with an exercise price denominated in a currency other than the Company’s functional currency are to be classified and accounted for as a financial liability and measured at its fair value. As a result, the Company has restated its December 31, 2010 US GAAP retained deficit of $1,417,702 to reflect the mark to market impact related to the fair value of these warrants. Basic and diluted earnings per share remain unchanged as previously reported.

Reconciliation of consolidated statement of cash flows and consolidated statement of operations is not presented since there are no significant differences to report.

(d)	Additional disclosure required by US GAAP operations in a foreign country

The Company is subject to numerous risks relating to the conduct of business in a foreign country, including, without limitation, economic, political and currency risk. Any of these risks could have a significant impact on the Company’s operations.

The Company’s US branch and its subsidiaries, Western Wind Energy US, Mesa Wind, Windstar Holding, Windstar Holding II and Kingman are subject to U.S. tax.

(e)	Income tax and uncertain tax positions

US GAAP requires the Company recognize in its consolidated financial statements only those tax positions that are “more-likely-than-not” of being sustained based on the technical merits of the position. Under current conditions and expectations, the Company does not foresee any significant changes in unrecognized tax benefits that would be have a material impact on the Company’s financial statements. The Company recognizes interest accrued related to unrecognized tax benefits in interest expense and penalties in operating expenses. The Company has not accrued interest or penalties related to uncertain tax positions as of December 31, 2010. Management is currently unaware of any issues under review that could results in significant payments, accruals or material deviations from its position.

(f)	Recently issued accounting pronouncements

Accounting Standards Codification (“ASC”) (“ASC 105”)

In July 2009, FASB's ASC became the single official source of authoritative, non-governmental GAAP in the United States. The historical GAAP hierarchy was eliminated and the ASC became the only level of authoritative GAAP, other than guidance issued by the Securities and Exchange Commission (the "SEC"). This guidance is effective for interim and annual periods ending after September 15, 2009. The Company's accounting policies are not affected by the conversion to the ASC. However, references to specific standards have been changed to refer to the appropriate sections of the ASC.

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2010 and 2009
(Expressed in Canadian dollars)

24.	Reconciliation of Canadian and United States generally accepted accounting principles (continued) (As Restated)

Variable Interest Entities (“ASC 810”)

In June 2009, the FASB issued Accounting Standards Update 2009-17 “Amendments to FASB Interpretation No. 46(R)” (“ASU 2009-17”) (subsequently codified in ASC Topic 810). ASU 2009-17 is intended to address: the effects on certain provisions of ASC Subtopic 810-10 (formerly FASB Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities”), as a result of the elimination of the qualifying special-purpose entity concept in Accounting Standards Update 2009-16 “Accounting for Transfers of Financial Assets - an amendment of FASB Statement No. 140" (“ASU 2009-16”); and concerns about the application of certain key provisions of ASC Subtopic 810-10, including those in which the accounting and disclosures under the Interpretation do not always provide timely and useful information about an enterprise’s involvement in a variable interest entity. ASU 2009-17 was effective at the start of a Company’s first fiscal year beginning after November 15, 2009, or January 1, 2010 for companies reporting earnings on a calendar year basis. The adoption of ASU 2009-17 did not have an impact on the Company’s financial reporting.

Accounting for Transfers of Financial Assets (“ASC 860”)

In June 2009, the FASB issued ASU 2009-16. ASU 2009-16 amends ASC Topic 860 (formerly SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”), by: eliminating the concept of a qualifying special purpose entity; clarifying and amending the derecognition criteria for a transfer to be accounted for as a sale; amending and clarifying the unit of accounting for sale accounting; and requiring that a transferor initially measure at fair value and recognize all assets obtained and liabilities incurred as a result of a transfer of an entire financial asset or group of financial assets accounted for as a sale. ASU 2009-16 was effective at the start of a company’s first fiscal years beginning after November 15, 2009, or January 1, 2010 for companies reporting earnings on a calendar year basis. The adoption of ASU 2009-16 did not have an impact on the Company’s financial reporting.

(f)	Recently issued accounting pronouncements (continued)

Improving Disclosures about Fair Value Measurements (“ASC 820”)

In January 2010, the FASB issued ASU 2010-06, "Improving Disclosures about Fair Value Measurements", which amends ASC 820 to add new requirements for disclosures about transfers into and out of Level 1 and 2 measurements and separate disclosures about purchases, sales, issuances and settlements relating to Level 3 measurements. This ASU also clarifies existing fair value disclosure requirements about the level of disaggregation and about inputs and valuation techniques used to measure fair value. Further, this ASU amends guidance on employers' disclosures about postretirement benefit plan assets under ASC 715 to require that disclosures be provided by classes of assets instead of by major categories of assets. This standard is effective for the first reporting period (including interim periods) beginning after December 15, 2009, except for the requirement to provide the Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The Company adopted the required provisions of this standard during the first quarter of 2010 (see Note 20).